Stellar Biotechnologies Submits Biological Master File to U.S. FDA for Subunit KLH

PORT HUENEME, CA, (March 19, 2013) -- Stellar Biotechnologies, Inc. ("Stellar" or “the Company”) (OTCQB: SBOTF) (TSX-V: KLH), the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH), today announced the Company has submitted a Type IV Biologics Master File (BB-MF) to the U.S. Food and Drug Administration (FDA) Center for Biologics Evaluation and Research (CBER) for its subunit KLH.

A Biologics Master File is a confidential, detailed dossier submitted to the FDA which contains the proprietary information on the manufacture and safety of a drug component.

Stellar continually updates and maintains master files at the FDA for its KLH products.  These files allow Stellar to provide controlled access to a single source of information on file with the FDA, for customers to reference as part of their product applications.

This new BB-MF is intended to support Stellar’s KLH customers who file applications under the CBER division, thus expanding applicability of the Company’s KLH for broader uses.

Stellar’s goal is to help accelerate the regulatory approval process for products that use the Company’s KLH.  Only Stellar KLH is derived from proprietary, cultured keyhole limpet colonies.  This allows Stellar to deliver an unprecedented level of control over its KLH quality and performance; benefits valued by vaccine manufacturers and drug developers using KLH.

“Stellar is always looking for effective ways to support our customers’ applications through the regulatory process,” commented Catherine Brisson, Chief Pharmaceutical Officer at Stellar Biotechnologies.  “We are very pleased to have this master file submitted to CBER.  By ensuring that the information required by FDA is accessible, we can facilitate regulatory approvals for KLH-based products.”

For more information:

Visit www.StellarBiotech.com and the KLH knowledge base www.KLHSite.com.

About Stellar Biotechnologies, Inc.

Stellar Biotechnologies, Inc. (OTCQB: SBOTF) (TSX-V: KLH) is the world leader in sustainable manufacture of Keyhole Limpet Hemocyanin (KLH). KLH is an important immune-stimulating protein used in wide-ranging therapeutic and diagnostic markets. Potent, yet proven safe in humans, KLH operates as both a vital component for conjugate vaccines (targeting cancer, autoimmune, and infectious diseases) as well as an antigen for measuring immune status. Stellar Biotechnologies was founded to address the growing demand for renewable, commercial-scale supplies of high-quality, GMP-grade KLH. Stellar has developed leading practices, facilities and proprietary capabilities to address this need. To receive regular updates, enter email at bottom of http://stellarbiotechnologies.com/investors/news_releases/

Contacts:

Stellar Biotechnologies, Inc.

Darrell Brookstein, Executive VP, Corporate Development & Finance

dbrookstein@stellarbiotech.com

Frank Oakes, Chairman

foakes@stellarbiotech.com

Main +1 (805) 488-2800

Investor Relations:

MZ Group

Mark A. McPartland

Senior Vice President

Phone: 1 212-301-7130

Email: markmcp@mzgroup.us

Web: www.mzgroup.us

Forward Looking Statements

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